UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

J.W. Mays, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

057847310

(CUSIP Number)

Steven Gurney-Goldman

c/o J.W. Mays

9 Bond Street

Brooklyn, NY 11201

(718) 624-7400

with a copy to:

Daniel Woodard

McDermott Will & Emery LLP

One Vanderbilt Avenue

New York, New York 10017

(212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057847310	SCHEDULE 13D	Page 2 of 6 Pages

1.	Names of Reporting Persons Estate of Allan H. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 113,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 113,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 2,015,780 shares outstanding as of October 11, 2024, as reported in the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 24, 2024.

CUSIP No. 057847310	SCHEDULE 13D	Page 3 of 6 Pages

1.	Names of Reporting Persons Steven Gurney-Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 113,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 113,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 2,015,780 shares outstanding as of October 11, 2024, as reported in the Issuer’s proxy statement on Schedule 14A filed with the Securities and Exchange Commission on October 24, 2024.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share, of J.W. Mays, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 9 Bond Street, Brooklyn, New York.

Item 2. Identity and Background.

(a)(b)(c)(f) The Statement is being filed by jointly by (i) the Estate of Allan H. Goldman (the “Estate”) and (ii) Steven Gurney-Goldman (“Mr. Gurney-Goldman” and, together with the Estate, the “Reporting Persons”), a natural person and citizen of the United States. The principal business address of the Reporting Persons is c/o J.W. Mays, Inc., 9 Bond Street, Brooklyn, NY 11201. The principal occupation of the Mr. Gurney-Goldman is to serve as Partner at Arena Capital Partners, the principal business of which is private commercial real estate investment and business address is 561 7th Avenue, New York, NY, USA. Mr. Gurney-Goldman is also a director of the Issuer.

(d) None.

(e) None.

Item 3. Source and Amount of Funds or Other Consideration

On December 3, 2024, the Lillian Goldman Marital Trust and the Estate of Lillian Goldman, each of which the Estate is a beneficiary, distributed 113,500 shares of the Issuer’s Common Stock to the Estate. Mr. Gurney-Goldman serves as executor of the Estate.

Item 4. Purpose of the Transaction

The information in Item 3 above is hereby incorporated by reference.

The Reporting Persons acquired, and presently hold, the shares of Common Stock reported herein for individual investment purposes. Other than as described in this Item 4, or otherwise in this Statement, Mr. Gurney-Goldman (individually and in his capacity as executor of the Estate) currently has no plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. In the foregoing capacities, Mr. Gurney-Goldman reserves the right, in light of his future evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Shares, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change his plans and intentions at any time and may, from time to time, dispose of or acquire additional shares of Common Stock in the open market or in private transactions, which may include sales for the purpose of diversifying investments, tax and estate planning purposes or family or charitable gifts.

As a director of the Issuer, Mr. Gurney-Goldman participates in deliberations of the Issuer’s board of directors in the normal course of the Issuer’s business that could involve any of the matters set forth in subparagraphs (a)-(j) of Item 4 from time to time, and, in keeping with his fiduciary duty as a director, may discuss with management of the Issuer and vote on proposals or recommendations to the Issuer’s board of directors that could involve such matters from time to time.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own an aggregate of 113,500 shares of Common Stock, or 5.6%, of the shares of Common Stock issued and outstanding.

(b) The Estate directly holds and has sole voting control and dispositive power over all of the 113,500 shares of Common Stock reported in this Statement. Mr. Gurney-Goldman does not directly hold any shares of Common Stock and is the beneficial owner of the Estate’s 113,500 shares of Common Stock. Mr. Gurney-Goldman, solely in his capacity as executor of the Estate, has sole voting control and dispositive power over all of the 113,500 shares of Common Stock reported in this Statement.

(c) Other than the acquisition described in Item 3 of this Statement, there have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Statement.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2024

/s/ Steven Gurney-Goldman
Steven Gurney-Goldman, individually and as executor of the Estate of Allan H. Goldman